Altera Infrastructure emerges from Chapter 11 with a strengthened balance sheet and foundation for long-term growth

Restructuring was successfully implemented through a pre-arranged Chapter 11 process in U.S. Bankruptcy Court
Restructuring significantly deleveraged Altera’s balance sheet by equitizing more than $1 billion in junior debt obligations and facilitated a long term, sustainable positive liquidity outlook
Raised $94mm in capital through an equity rights offering, which will be used to provide liquidity and repay certain credit facilities in full
Altera and Equinor signed a bareboat charter related to the Petrojarl Knarr FPSO, which will generate significant future cash flows

Westhill, Aberdeenshire – January 9, 2023 – Altera Infrastructure L.P. and certain of its subsidiaries (“Altera”), one of the world’s leading suppliers of infrastructure assets to the offshore energy industry, announced today that it has emerged from the chapter 11 process in the United States Bankruptcy Court for the Southern District of Texas after successfully consummating its chapter 11 plan of reorganization (the “Plan”).

The restructuring, which was consummated approximately five months after the chapter 11 cases were commenced, addressed more than $1 billion of secured and unsecured holding company debt, $400 million of preferred equity, and $550 million of secured asset-level bank debt (including unsecured guarantees of such debt issued by Altera Infrastructure L.P.). With the support of substantially all of Altera’s lenders, including Brookfield Business Partners L.P., and certain of its affiliates and institutional partners, the restructuring comprehensively reprofiled Altera’s bank loan facilities to better align cash flow with debt service obligations, and equitized more than $1 billion in junior debt obligations.

The restructuring also enabled Altera to reach an agreement with Equinor UK Limited for a bareboat charter (the “Equinor Contract”) in respect of the Petrojarl Knarr FPSO vessel--the Debtors’ most significant asset, which served as one of the key drivers in the restructuring. The asset is set to be deployed for the Rosebank field development project, pending final investment decision and regulatory approvals. The Equinor Contract is firm for nine, with options up to a total of 25 years. The contract also provides liquidity for substantial capex upgrades to the FPSO. As such, the Equinor Contract allows Altera to utilize the Petrojarl Knarr FPSO to generate significant cash flows and value to the business.

Ingvild Sæther, President and Chief Executive Officer of Altera Infrastructure Group Ltd., commented: “We are pleased to announce the consummation of our financial restructuring. Our goal was to better position Altera for growth and a sustainable future, and the restructuring has done just that. We are grateful for the support that our lenders and bondholders, including Brookfield Business Partners L.P., has demonstrated throughout this process. Our employees, customers and vendors are of the utmost

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importance to us, and we are committed to continue to develop sustainable solutions for the industry in the years ahead. We are very excited for what is to come for Altera.”

Additional Information
Additional information about the Company’s Chapter 11 cases, including access to Court filings and other documents related to the restructuring process, is available at https://cases.stretto.com/Altera or by calling Altera’s restructuring information line at +(949) 266-0151 (international) or (855) 300-3407 (toll free in the U.S.).

Kirkland & Ellis LLP is serving as the Company’s restructuring counsel, Jackson Walker LLP is serving as local counsel, FTI Consulting, Inc. is serving as financial advisor, Evercore is acting as investment banker, and Stretto is acting as claims and noticing agent.

About Altera Infrastructure L.P.

Altera Infrastructure L.P. is a leading global energy services provider to the oil and gas industry, focused on supplying critical infrastructure assets to its customers in the offshore oil and gas regions of the North Sea, Brazil, and the East Coast of Canada. Altera’s fleet of 37 vessels includes floating production, storage and offloading units, shuttle tankers, floating storage and offtake units, long-distance towing and offshore installation vessels and a unit for maintenance and safety. The majority of Altera’s fleet is employed on medium-term, stable contracts.

For additional information, please see https://cases.stretto.com/Altera or visit us at https://alterainfra.com/

Contact Details:
Altera Infrastructure IR:             investor.relations@alterainfra.com
Media contact:                media@alterainfra.com
Restructuring Information Line    +(949) 266-0151 (international)
(855) 300-3407 (toll free in the U.S.)

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